



·10026540

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Urquiola   718-809-0090

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.

(Name – if individual, state last, first, middle name)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Jean Urquiola , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC , as of December 31, , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLADYS C. TAVERAS
NOTARY PULIC, STATE OF NEW YORK
No. 01TA6213322
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 2, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

—————

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT

To the Member
Viscogliosi & Company, LLC

We have audited the accompanying statement of financial condition of Viscogliosi & Company, LLC as of December 31, 2009 and the related statements of operations, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viscogliosi & Company, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co., P.C.

New York, NY
February 26, 2010

1

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 59,901
Trade receivables	7,546
Prepaid expenses	17,340
Property and equipment, less Accumulated depreciation of $56,984	46,057
Total Assets	**$ 130,844**

LIABILITIES AND MEMBER'S EQUITY

Liabilities Accrued expenses	$ 47,280
Members' Equity Members' equity	83,564
Total Liabilities and Member's Equity	**$ 130,844**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues	
Private placements	$ 4,329,160
Investment banking services	76,750
Other	62,090
Total Revenue	4,468,000
Operating Expenses	
Employee compensation and benefits	1,274,676
Clearing fees	42,471
Regulatory fees	30,937
Occupancy	6,125
Professional services	160,278
Communication	17,390
Other expenses	126,985
Total Operating Expenses	1,658,862
Net Income	**$2,809,138**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net income	$ 2,809,138
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation	13,499
Changes in operating assets and liabilities	
Decrease in due from broker	45,122
Decrease in trade receivables	61,650
Decrease in prepaid expenses and other assets	22,342
Decrease in accrued expenses	(28,537)
Cash Flows Provided By Operating Activities	2,923,214
Cash Flows from Financing Activities	
Proceeds from loan payable	6,128
Capital contributions	31,400
Distributions	(3,000,000)
Cash Flows Used in Financing Activities	(2,962,472)
Net Decrease In Cash and Cash Equivalents	(39,258)
Cash and Cash Equivalents, Beginning	99,159
Cash and Cash Equivalents, End	$ 59,901
Non-Cash Financing Transaction	
Loan payable contributed to capital	$ 13,798

See accompanying auditors' report and notes to financial statements.

4

	Member's Equity
Balance, Beginning	$ 229,228
Capital contributions	45,198
Distributions	(3,000,000)
Net income	2,809,138
Balance, End	$ 83,564

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is wholly owned by Viscogliosi Brothers, LLC ("VB") and is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and FINRA.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company provides and is engaged in private placements, investment banking and underwriting services.

During the last six months of the year ended December 31, 2009, based on market conditions, the Company ceased its brokerage operations and its private placement and investment banking services has been inactive.

VB, the Company's sole member, intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company, as a single member limited liability company, will file income tax returns in combination with VB for Federal and State income tax purposes, whereby, the individual member of the Company includes the Company's income or loss on its income tax returns. Accordingly, no provision for Federal and State income tax has been provided.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 - Related Party Transactions

The Company derived all of its revenues from two entities in which members of VB are shareholders of such entities.

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 4 - Commitments and Contingencies

Lease

The Company leases operating space from VB on a month to month basis. For the year ended December 31, 2009, rent expense amounted to $6,125.

Contingency

The Company was named as a respondent in an arbitration brought by a former employee who seeks to recover commissions allegedly owed to him in an amount of not less than $927,500. The arbitration is pending before FINRA. To date, the Company has answered the statement of claim and asserted a counterclaim for overpayment of commissions in the amount of $105,000. A panel of arbitrators has been appointed and a discovery and hearing schedule has been set. The parties are presently exchanging discovery and have discussed attempting to resolve the matter with the help of a FINRA mediator. In the event that settlement negotiations are not successful, the Company intends to vigorously contest the claims in the arbitration and pursue its counterclaim. Outside counsel has indicated that it is too early in the case to issue an opinion on the likelihood of the success on the merits.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $12,621 which exceeded the required minimum net capital by $7,621. Aggregate indebtedness at December 31, 2009 totaled $47,280 and the ratio of aggregate indebtedness to net capital was 3.75 to 1.

Note 6 – <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 24, 2010, the date that the financial statements were available for issuance.

VISCOGLIOSI & COMPANY, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital
Stockholders' equity $ 83,564

Deductions - Non-allowable assets
Trade receivables   7,546
Prepaid expenses   17,340
Property and equipment   46,057
                                                                 70,943

Net capital, as defined   12,621

Minimum net capital required   5,000

Net capital in excess of minimum requirement $ 7,621

Excess net capital at 1000% $ 7,893

Computation of Aggregate Indebtedness

Accounts payable and other liabilities $ 47,280

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness $ 47,280   =   3.75
Net capital $ 12,621

The ratio of aggregate indebtedness to net capital is 3.75
to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

10

VISCOGLIOSI & COMPANY, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2009

Computation for Determination of Reserve Requirements Under
  Rule 15c3-3 of the Securities and Exchange Commission

    The Company has claimed exemption from Rule 15c3-3 under
    the provisions of Section (k)(2)(i).

Information Relating to the Possession or Control Requirements
  Under Rule 15c3-3:

    The Company has claimed exemption from Rule 15c3-3 under
    the provisions of Section (k)(2)(i).

Reconciliation of Computation of Net Capital

    Net capital, per focus report $ 12,621

    Net capital, as computed $ 12,621

    Aggregate indebtedness, per focus report $ 47,280

    Aggregate indebtedness, as computed $ 47,280

Reconciliation of Determination of Reserve
  Requirements Under Rule 15c3-3:

    The Company has claimed exemption from Rule 15c3-3 under
    provisions of Section (k)(2)(i).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

———————

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Viscogliosi & Company, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Viscogliosi & Company, LLC, (the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Becker & Co., PC

New York, NY
February 26, 2010

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member
Viscogliosi & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation, Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Viscogliosi & Company, LLC (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries listed in the disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences;

3) Compared any adjustment reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

15

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Beckler & C., P.C.

New York, New York
February 26, 2010

VISCOGLIOSI & COMPANY, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
PERIOD FROM APRIL 1, 2009
TO DECEMBER 31, 2009

Revenue	$4,252,125
Deductions	
Commissions, floor brokerage and clearance	
Paid to SIPC members	42,471
Other revenue not related to securities	
Business	7,125
Total deductions	49,596
SIPC net operating revenues	**$4,202,529**
SIPC general assessment at .0025	$ 10,506
Less: Payments	
January 12, 2009	150
July 30, 2009	7,988
	8,138
Assessment balance due	**$ 2,368**

VISCOGLIOSI & COMPANY, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

VISCOGLIOSI & COMPANY, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

VISCOGLIOSI & COMPANY, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

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